NEWS RELEASE

November 5, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

ALMADEN’S TARSIS DISCOVERS HIGH-GRADE SURFACE GOLD ZONE

Almaden Minerals Ltd. (“Almaden”; AMM: TSX; AAU: AMEX) is pleased to report that Tarsis Resources Ltd. ("Tarsis"; TSX: TCC), in which Almaden holds a roughly 27.6% interest, has received assay results from the end of the 2009 field program at the Prospector Mountain property. The 5,000 hectare Prospector Mountain project is 100% owned by Tarsis (subject to a 2% NSR held by Almaden) and located in southwestern Yukon, Canada. Exploration during the final phase of work focussed on the porphyry target in the eastern part of the project. Mapping and sampling defined an area now referred to as the Bonanza Zone.   The below Table lists the most significant results for vein material collected from the Bonanza Zone, highlights of which include:

•

82.8 g/t Au, 299 g/t Ag and   1.49 % Cu

•

14.0 g/t Au, 1340 g/t Ag and 11.65 % Cu

•

55.7 g/t Au, 1375 g/t Ag and   7.38 % Cu

•

82.2 g/t Au, 888 g/t Ag and   5.97 % Cu

The gold-silver-copper showings of the Bonanza Zone occur along a 1,200 meter north northwest structural trend located near a contact between potassic altered monzonite intrusive and overlying volcanic rocks. Recessive lineaments defining the Bonanza structural trend are interpreted to span a width of roughly 200 meters. Eighteen samples of locally weathering vein talus were taken in total and results ranged from below detection to 82.8 g/t Au, below detection to 1375 g/t Ag and 3 ppm to 11.65 % Cu.  Some of the samples were collected specifically for fluid inclusion studies and alteration characterization.  Vein talus ranging from 5 to 35 cm thickness collected from eight sites along the trend are mostly comprised of multiple pulse vuggy quartz and quartz breccia with varying combinations of accessory earthy to specular hematite, black tourmaline, hematized siderite and limonite. Some samples also contain malachite and azurite either as breccia clasts, matrix filling and or later fracture filling and rare pyrite and chalcopyrite. Most samples taken from Bonanza Zone also yielded elevated bismuth (to >1%) and variably elevated arsenic (to 3490 ppm), antimony (to >1%) and lead (to 2400 ppm).  Exceptions within this suite of samples are: H886468 which is comprised of vuggy quartz-tourmaline and believed to be associated with a more northerly trending cross-cutting structure; and samples H886454 and H886467 which represent lower grade stockwork style veinlets hosted within altered porphyry talus. A separate gold occurrence referred to as the Hart Showing and located 1 km southwest of the Bonanza Zone, consists of a small exposure of vuggy grey silica talus with variable amounts of scorodite alteration.  A sample collected from this historical exposure returned 5.61 g/t Au, 65.8 g/t Ag and 0.34% Cu. Historic copper-in-soil values along the trend are generally low but this may be largely attributed to extensive talus cover and poor soil development. The historic soil sampling programs in this part of the property did not analyse for gold, silver or accessory indicator elements useful for identifying precious metal veins.

Table of Significant Results from the Bonanza Zone

Sample #	Au (g/t)	Ag (g/t)	Cu (%)
H886454	0.73	0.4	-
H886457	23.3	586	0.22
H886458	82.8	299	1.49
H886459	35.2	981	3.08
H886460	65.5	86.6	0.60
H886467	0.83	3.4	-
H886468	23.2	4.9	-
H886473	14.00	1340	11.65
H886474	55.7	1375	7.38
H886475	82.2	888	5.97
H886476	8.52	136	0.52

Tarsis also reported that additional work is underway to evaluate to the nature of the vein material of the Bonanza Zone. Mr. William A. Wengzynowski, P.Eng, is the Qualified Person for the project as defined by NI 43-101. Mr Wengzynowski has reviewed the technical content of this release. Gold determinations were carried out at ALS Chemex in North Vancouver, B.C. where samples were fine crushed before a 250 gram split was pulverized to better than 85% passing 75 microns.  Gold analyses were by the Au-AA23 procedure that involves fire assay preparation using a 30 gram charge with an atomic absorption spectroscopy finish.  Gold values exceeding upper detection limits of 10 ppm were taken to completion using fire assay with gravimetric finish Au-GRA21.  Due to the unusual high grade response from such a number of samples, additional check analyses were performed from the coarse reject material.  This was conducted at Acme Analytical Laboratories Ltd. in Vancouver, B.C. using similar analytical techniques.  Final gold values were then calculated using an arithmetic average of initial assay results and check assay results from the two different labs.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.